UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10030640

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 30 2010
Washington, DC
110

SEC FILE NUMBER
8- 67069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ATM USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY - SUITE 1601
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL GOODMAN — (212) 897-1695
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY
(Name - if *individual, state last, first, middle name*)

529 FIFTH AVENUE - 9TH FLOOR	NEW YORK	NY	10017
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/1

OATH OR AFFIRMATION

I, CARL GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATM USA LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

BARBARA A. LEDERMAN
Notary Public, State of New York
No. 4964395
Qualified In Westchester County
Commission Expires April 2, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATM USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ATM USA, LLC
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
ATM USA, LLC
New York, New York

We have audited the accompanying statement of financial condition of ATM USA, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ATM USA, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.



CERTIFIED PUBLIC ACCOUNTANTS

March 23, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

ATM USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	589,613
Fees receivable		667,632
Receivable from clearing broker		214,626
Security deposits		23,312
TOTAL ASSETS	$	1,495,183
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	133,074
Commitments and contingencies (Note 7)		
Member's equity		1,362,109
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,495,183

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

ATM USA, LLC (the "Company") was organized in Delaware as a limited liability company on March 16, 2006. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a quantitative trading and technology consulting firm. It provides services and execution software to other broker-dealers. As more fully described in Note 5, the Company transferred certain technology and related support operations to an affiliate in 2009.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently adopted accounting pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification did not have an impact on the Company's financial position, results of operations or cash flows.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's financial statements.

The Company adopted new accounting guidance with respect to subsequent events as of December 31, 2009, and has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on March 23, 2010.

Basis of accounting
The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with GAAP.

Fee income
In return for the use of the Company's software to execute transactions, and for its services, the Company receives commission fee income. Generally, commission fee income is based on the volume of transactions generated by Company's customers utilizing the Company's products.

Use of estimates
The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes
As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

responsible for any taxes thereon. However, the Company is subject to the New York City unincorporated business tax. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006.

NOTE 3. CONCENTRATION OF MARKET AND CREDIT RISK

Significant customers
Four customers accounted for 87% of the Company's revenues during the year ended December 31, 2009 and represented a majority of its receivables at December 31, 2009.

Cash
The Company maintains its cash at one financial institution and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

NOTE 4. MEMBERS' EQUITY

Through December 31, 2009, the Company has issued 9,714.65 Class A units and 497.82 Class B units.

The Company's Amended and Restated Operating Agreement (the "agreement") provides that until a certain Class B member receives pre-tax distributions equal to its combined contribution to the Company and its affiliates, the Board of Managers shall make operating distributions, of which 50% shall be paid to the Class B member and 50% to Class A members. Subsequent to the Class B member's receipt of (pre-tax) distributions from the Company and its affiliate that equal the amount of the Class B member's aggregate capital contribution, any distributions declared by the Board of Managers shall be distributed to the members pro rata in accordance with each member's percentage interest, as defined. The agreement also provides for distributions for tax liabilities, if required, to a Class A member and further, provides for distributions to any member in any proportion if approved by a majority of the members. In 2009, the distributions consisted of cash payments of $345,883 to members and the transfer of property and rights with a net book value of $143,819 as of January 1, 2009, to an entity affiliated by similar ownership.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

NOTE 5. RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company transferred certain property and related technology and development efforts and assigned its rights, title, and interest and benefit in and to this technology, contracts, work product, work for hire, and other intangible assets associated with the technology to an entity related by similar ownership. Pursuant to accounting guidance contained in FASB ASC 845, *Nonmonetary Transactions*, the transaction was recorded at the carrying values of the assets transferred.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had regulatory net capital of approximately $671,000, which was $662,000 in excess of its required net capital of approximately $9,000.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company is named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

The Company's management believes, based on current knowledge, that the outcome of these actions will not have a material adverse effect on the financial condition and operations of the Company.